UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2020

Commission file number: 001-38726

CNFinance Holdings Limited

(Exact Name of Registrant as Specified in Its Charter)

44/F, Tower G, No. 16 Zhujiang Dong Road

Tianhe District, Guangzhou City, Guangdong Province 510620

People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNFINANCE HOLDINGS LIMITED

By:	/s/ Ning Li
Name: Ning Li
Title: Chief Financial Officer

Date: April 29, 2020

EXHIBIT INDEX

Exhibit 99.1	—	Press Release: CNFinance to Hold Annual General Meeting on May 29, 2020
Exhibit 99.2	—	Notice of Annual General Meeting

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